

Mail Stop 7010

June 15, 2006

James R. McLaughlin
Senior Vice President – Chief Financial Officer
Ameron International Corporation
245 South Los Robles Avenue
Pasadena, CA 91101-3638

> **Re:** **Ameron International Corporation**
> **Form 10-K for Fiscal Year Ended November 30, 2005**
> **Form 10-Q for Quarter Ended March 5, 2006**
> **File No. 1-9102**

Dear Mr. McLaughlin:

We have reviewed your responses and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended November 30, 2005

Note 17 – Segment Information

1. We note the management reports and other information that you provided to us in response to comment 2 from our previous comment letter dated April 14, 2006. We note that the reports provided to your CODM contain a level of reporting below that which you have identified to us as your operating segments. This lower level of reporting appears to be based on geographic areas within each of the products lines that you consider to be your operating segments. Given that this lower level of reporting is provided to your CODM, it remains unclear to us how you concluded that this lower level of reporting did not represent your operating segments. Furthermore, given that some of the categories at this lower

level of reporting appear to represent 10% or more of your total revenues or total segment income, it is unclear to us how you determined that these operating segments did not need to be reported separately in accordance with paragraph 18 of SFAS 131. In this regard, based on the reports that you provided, we note the USA Performance Coatings and Finishes, the Centron and Singapore Fiberglass-Composite Pipe, and the Hawaii and Concrete Poles Infrastructure Products each appear to exceed the threshold tests in paragraph 18. We would not object to the aggregation of operating segments within your current reportable segments if they were not over the quantitative thresholds specified in SFAS 131, based on your ability to meet the criteria in sections a through e of paragraph 17 of SFAS 131 and because we assume that you could demonstrate similar long-term average gross margins for these operating segments. For those operating segments that exceed the quantitative thresholds, please advise or revise your segment reporting.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Bret Johnson at (202) 551-3753, Jennifer Thompson at (202) 551-3737, or me at (202) 551-3768 if you have questions regarding our comments.

Sincerely,

John Cash
Accounting Branch Chief